GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

5 November 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

Dear Sirs,

GKN plc – Listing Announcement

For your information I enclose a copy of the above announcement which was sent to the London Stock Exchange today
Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc.

5 November 2003

GKN plc (the "Company")

Application was made on 4 November 2003 to the Financial Services Authority and the London Stock Exchange Plc for a total of 700,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 6 November 2003 and trading will commence on 7 November 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
GKN SAYE Share Option Scheme 2001	700,000

When issued, these shares will rank pari passu with the existing Ordinary shares.